STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

October 11, 2013

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:  Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Rx Fundamental Growth Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on September 20, 2013 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the Rx Fundamental Growth Fund.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.	Comment: Conform the first footnote to the fee table to the language used in the relevant instructions in Form N-1A.

Response: The disclosure has been revised as requested.

2.
Comment:  The second footnote to the fee table notes that the Fund’s expenses on short sales are not covered by the inclusive administration fee.  Are short sales a principal investment strategy of the Fund?  If so, provide additional disclosure of the strategy in the description of the Fund’s principal investment strategy, including disclosure of the maximum amount, as percentage of Fund assets, that the Fund will be allowed to invest in short sales.  Also, add a subcaption to the “Other Expenses” caption to disclose specifically the expenses of selling short and footnote the subcaption with an explanation of the expenses.  If short sales are not a principal investment strategy and related expenses are expected to be de minimis, confirm in your response that such fees are expected to be de minimis and are included under “Other Expenses” in the fee table.

Response: Short sales are not a principal investment strategy of the Fund. It is anticipated that expenses related to short sales will be de minimis during the Fund’s first fiscal year.

3.
Comment:  The third footnote to the fee table references both a Fund Accounting and Administration Agreement and an Operating Plan.  Confirm that copies of all material agreements have been filed as exhibits to the registration statement.

Response:  Copies of all material agreements were filed as exhibits to the Trust’s Registration Statement.  The final versions of any agreements previously submitted as “form of” will be filed as exhibits to the Trust’s Registration Statement with an amendment pursuant to Rule 485(b)(4) under the Securities Act of 1933 upon the effectiveness of registration.

4.
Comment:  Disclose the findings of the Board of Trustees on the financial ability of the Funds’ investment advisor to meet its obligations under the Operating Plan.  Verify that the Prospectus includes sufficient disclosure of the risk that the Advisor may not have sufficient revenue to support its expenses under the Operating Plan.

Response:  While the Board of Trustees did not make any specific findings or declaratory statements on the financial ability of the Fund’s investment advisor to meet its obligations under the Operating Plan, the financial condition and stability of the investment advisor was a factor in the decision by the Board of Trustees to approve the Investment Advisory Agreement, as well as the Fund Accounting and Administration Agreement and Operating Plan.  A discussion regarding the basis of the decision by the Board of Trustees to approve the Investment Advisory Agreement will be included in the Fund’s first shareholder report.  The Prospectus includes disclosure of the risk that the Advisor may not have sufficient revenue to support its expenses under the Operating Plan.  See the paragraph titled “Operating Risk” included with the disclosure of the other principal risks of investing in the Fund.

5.	Comment: The third footnote to the fee table should be organized in a manner that it easier to read. Consider breaking the disclosure into several short paragraphs.

Response: The footnote has been revised as requested.

6.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response: All principal investment strategies are clearly disclosed in the revised Prospectus.

7.
Comment:  The disclosure provided under “Principal Investment Strategies” in the summary section of the Prospectus notes that the Fund will principally invest in stocks believed to have above-average growth potential.  Clarify whose assertion such belief is and the meaning of “above-average growth potential.”

Response:  The disclosure has been revised as requested.

8.	Comment: With respect to assets allocated to ETFs that invest in foreign markets, clarify the method utilized by the Fund to classify a security as domestic or foreign.

Response: The disclosure has been revised as requested.

9.
Comment:  In the disclosure provided under “Principal Investment Strategies” in the summary section of the Prospectus, explain in plain English the meaning of the term “targeted percentage of total portfolio value.”

Response:  The disclosure has been revised as requested.

10.
Comment:  In the section under “Principal Risks of Investing in the Fund” entitled “Common Stock Risk,” explain that the rights of holders of common stock are subordinate to those of preferred stock and bonds.

Response: The requested disclosure has been added.

11.
Comment:  Form N-1A calls for a summary of the Fund’s principal investment strategies in response to Item 4, with a fuller disclosure of the strategies provided in response to Item 9.  It is noted that the descriptions of the strategies in the summary section of the Prospectus and in the section under “Principal Investment Objective, Strategies, and Risks” are nearly identical.  Would it be appropriate to revise the disclosure provided in the summary section of the Prospectus so that it is more concise?

Response: The Prospectus has been revised as requested.

12.	Comment: In the disclosure provided under “Additional Information on Expenses – Operating Plan”, clarify the term “at lower assets levels” in plain English.

Response: The disclosure has been clarified as requested.

Statement of Additional Information

13.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

14.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

15.	Comment: In the section entitled “Other Investment Policies,” confirm that the principal and non-principal investment policies are clearly delineated or revise accordingly.

Response: The registrant believes that the principal and non-principal investment policies are clearly delineated.

16.	Comment: The disclosure on investments in illiquid securities should refer to an “orderly disposition” of illiquid assets rather than reducing holdings “in an orderly fashion.”

Response: The Statement of Additional Information has been revised as requested.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001